UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41661

Jin Medical International Ltd.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Nasdaq Minimum Bid Price Requirement Compliance Regained and Press Release

On April 2, 2026,  Jin Medical International Limited, an exempted company incorporated in the Cayman Islands (the “Company”) received written notice from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company had regained compliance with Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The closing bid price of the Company’s Class A ordinary shares had been at $1.00 per share or greater for more than ten (10) consecutive business days. In particular, the Staff determined that for the thirteen (13) consecutive business days from March 16, 2026 to April 1, 2026, the Company was able to maintain a minimum bid price of $1.00 per share.

As previously disclosed in the report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2025 by the Company, the Company received a deficiency letter from the Staff of Nasdaq informing the Company that, based upon the closing bid price of the Company’s ordinary shares over the 30 consecutive business day period between March 20, 2025 and May 1, 2025, the Company was not in compliance with the Minimum Bid Price Requirement.

As previously disclosed in the Company’s annual report for the fiscal year ended September 30, 2025 on Form 20-F filed with the SEC on February 10, 2026, the Company was initially granted a 180-day compliance period through October 29, 2025, and, after not regaining compliance during that period, Nasdaq granted the Company an additional 180-day compliance period that commenced on October 31, 2025.

As previously disclosed in the report on Form 6-K filed with the SEC on March 17, 2026, the Company’s board of directors (the “Board”) was authorized pursuant to shareholders’ vote at the Company’s 2026 extraordinary general meeting on January 30, 2026, to determine, in its sole discretion, whether and when to effect any share consolidation in accordance with the shareholders’ approval. On February 3, 2026, the Board approved a combination of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-twenty (1-for-20) (the “Share Consolidation”). The Share Consolidation became effective with Nasdaq on March 16, 2026 at 09:00 a.m., Eastern Time.

After the Share Consolidation, the Company’s authorized share capital became US$50,000 divided into 45,000,000 Class A ordinary shares of a par value of US$0.001 each, and 5,000,000 Class B ordinary shares of a par value of US$0.001 each. As of the date of this current report on Form 6-K (this “Report”), the Company has 6,827,355 Class A ordinary shares issued and outstanding, and 1,000,000 Class B ordinary shares issued and outstanding.

On April 7, 2026, the Company published a press release entitled “Jin Medical International Ltd. Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement”, a copy of which is attached hereto as Exhibit 99.1.

This Report shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-288314) (the “Registration Statement”), and to be a part of the Registration Statement from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jin Medical International Ltd.

Date: April 7, 2026	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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